EXHIBIT B

Schedule of Stock Transactions
(Sale of TransTechnology Stock during last 60 days)

	Date	Shares Sold	$/Share

Research Industries	8/21/01	40,000	13.50

	8/22/01	40,000	14.00

	8/24/01	40,000	14.50

	9/20/01	2,600	13.50

	9/21/01	100,000	10.60

	9/24/01	9,300	13.38

	9/25/01	18,300	13.34

Arch C. Scurlock	9/10/01	37,700	13.80

Arch C. Scurlock, Jr.	8/22/01	5,000	14.00